UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ___________ to ____________.

Commission file number     001-35791

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: Northfield Bank Employee Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principle executive office: Northfield Bancorp, Inc., 581 Main Street, Woodbridge, New Jersey 07095.

Northfield Bank Employee Savings Plan
Table of Contents
December 31, 2025 and 2024

The Northfield Bank Employee Savings Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the following financial statements and schedule have been prepared in accordance with the financial reporting requirements of ERISA.

The following financial statements, schedule and exhibits are filed as a part of this Annual Report on Form 11-K.

(a)	Financial Statements of the Plan	Page(s)
	Report of Independent Registered Public Accounting Firm	1
	Statements of Net Assets Available for Benefits	2
	Statement of Changes in Net Assets Available for Benefits	3
	Notes to Financial Statements	4-10

(b)	Schedule *
	Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2025	11
*	Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

(c)	Index to Exhibits	12

(d)	Signature	13

Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Audit Committee, Plan Administrator and Participants of
Northfield Bank Employee Savings Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Northfield Bank Employee Savings Plan (the Plan) as of December 31, 2025 and 2024, and the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of Northfield Bank Employee Savings Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of Northfield Bank Employee Savings Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Withum Smith + Brown, PC

We have served as Northfield Bank Employee Savings Plan's auditor since 2007.

New York, New York
June 25, 2026

PCAOB ID Number 100

Northfield Bank Employee Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2025 and 2024
(in thousands)

	2025	2024
Assets
Investments at fair value:
Mutual funds	$36,522	$29,405
Northfield Bancorp, Inc. Common Stock	3,223	3,520
Common collective trust funds	1,313	—
Pooled separate account	—	1,391
Self-directed brokerage account	1,803	1,576
Total investments at fair value	42,861	35,892
Investment at contract value - Guaranteed Annuity Contract	577	836
Total investments	43,438	36,728
Notes receivable from participants	830	626
Net assets available for benefits	$44,268	$37,354

The Notes to Financial Statements are an integral part of these statements.

Northfield Bank Employee Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2025
(in thousands)

Additions
Additions to net assets attributable to:
Investment income
Interest and dividend income	$1,089
Net appreciation in fair value of investments	4,680
Total investment income	5,769
Contributions
Employer	755
Employee	2,861
Employee rollover	239
Total contributions	3,855
Total additions to net assets	9,624
Deductions
Deductions from net assets attributable to:
Participant distributions	2,654
Administrative expenses	75
Total deductions	2,729
Net increase in net assets	6,895
Transfers into Plan	19
Net assets available for benefits, beginning of the year	37,354
Net assets available for benefits, end of the year	$44,268

The Notes to Financial Statements are an integral part of this statement.

Northfield Bank Employee Savings Plan
Notes to Financial Statements
December 31, 2025 and 2024

1.    Description of Plan

The following description is provided for general information summary purposes. Participants of the Northfield Bank Employee Savings Plan (the “Plan”) should refer to the Summary Plan document for a more detailed and complete description of the Plan provisions.

General
The Plan is a defined contribution employee savings plan covering all eligible employees of Northfield Bank (the “Bank”). The Bank is a wholly-owned subsidiary of Northfield Bancorp, Inc. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Principal Trust Company serves as the Plan's trustee.

Plan Termination
On January 31, 2026, Northfield Bancorp, Inc. entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Columbia Financial, Inc., a Delaware corporation (“Columbia Financial”), Columbia Financial, Inc., a newly-formed Maryland corporation (the “Holding Company”), and Columbia Bank MHC, the parent mutual holding company of Columbia Financial (the “MHC”). Pursuant to the terms of the Merger Agreement, Northfield Bancorp, Inc. will merge with and into the Holding Company (the “Merger”), with the Holding Company continuing as the surviving corporation. Immediately following the completion of the Merger, the Bank, the wholly owned subsidiary of Northfield Bancorp, Inc., will merge with and into Columbia Bank, the subsidiary of the Holding Company, with Columbia Bank continuing as the surviving institution. The Merger Agreement was unanimously approved by the boards of directors of the companies. Regulatory approval for the Merger was received in May 2026, and the Merger is expected to be completed in July 2026, pending customary closing conditions. As described in Note 7, pursuant to the Merger Agreement, the Board of Directors of the Bank adopted a resolution on May 27, 2026 to terminate the Plan. Upon Plan termination, Plan participants will become 100% vested in their Bank contribution accounts and are entitled to full distribution of such amounts.

Plan Administration
The Plan is administered by the Compensation Committee of the Bank's Board of Directors.

Contributions
Employees with one month of credited service who are salaried employees or hourly paid employees who are eligible for the Bank's health benefits are eligible to participate in the Plan. Participants are automatically enrolled in the Plan at a deferral rate of 6% of compensation, as defined, with annual increases of 1% up to a maximum rate of 10%, unless the participant elects otherwise. Participants are entitled to contribute to the Plan between 0% to 100% (subject to certain IRS limitations) of their compensation, as defined in the Plan. Contributions can be made on a before-tax basis or after-tax basis.

The Bank matches a portion of the participants’ before or after tax contributions after one year of credited service. The Bank contributes an amount equal to one-quarter of the employee contributions up to the first 6% of compensation, as defined, contributed by eligible employees with less than three years of service. The Bank contributes an amount equal to one-half of the employee contributions up to the first 6% of compensation, as defined, for eligible employees with three or more years of service. The Bank may make discretionary contributions which may vary in amount from year to year. There were no discretionary Bank contributions made for 2025.

Vesting
Plan participants are 100 percent vested in the account balance attributable to their voluntary contributions, including related earnings therein.

The vesting schedule related to Bank matching contributions and Bank discretionary contributions and related earnings therein is as follows:

Northfield Bank Employee Savings Plan
Notes to Financial Statements
December 31, 2025 and 2024

Years of Service	Percentage Vested
Less than 1 year	-0-%
1 year	20%
2 years	40%
3 years	60%
4 years	80%
5 years or more	100%

Forfeitures
If a participant terminates employment with the Bank and is less than 100% vested in the employer contribution, the participant forfeits the non-vested portion of their employer contribution (as of the earlier of: (1) when the participant receives a distribution or (2) the end of the period of five consecutive one-year breaks in service). Forfeitures are retained in the Plan and used to reduce future Bank contributions or pay Plan expenses. The balance of forfeitures included in Plan assets at December 31, 2025 and 2024 was $21,240 and $28,394, respectively. There were forfeitures of $28,408 that were used to reduce employer contributions in 2025.

Administrative Expenses
Expenses associated with administering the Plan are generally paid by the Bank. Certain participant-specific expenses are assessed against such participants' individual investment accounts. In addition, certain investment related expenses have been offset against net investment income and are not readily determinable.

Payment of Benefits
Upon termination of service due to death, a participant’s vested account balance will be distributed one of three ways: as a single cash payment within 1 year of the date of termination, through an annuity if eligible, or a rollover to an individual retirement account (“IRA”) or another qualified plan for a surviving spouse. For termination of service due to disability, retirement or other reasons, a participant may receive the value of the vested interest in his or her account as a single cash payment, rollover to an IRA or an annuity.

Participant Accounts
Individual accounts are established for each participant. Each participant's account is credited with the participant's contributions, the employer contributions, if any, and the proportionate share of dividends, interest and investment gains since the preceding valuation date. The participant's account is reduced by withdrawals, losses on investments and any administrative expenses.

Notes Receivable from Participants
Eligible participants may borrow up to the lesser of (1) fifty percent (50%) of the value of the participant vested account or (2) $50,000 reduced by the largest outstanding note receivable balance during the past 12 months. The interest rate on all such notes receivable are fixed for the term of the receivable and are based on the “prime rate” as published in the Wall Street Journal on the first day of the month in which the loan was made. The interest rates on notes receivable from participants ranged from 3.25% to 8.50% at both December 31, 2025 and December 31, 2024.

Distributions
During employment, a participant may make withdrawals of amounts applicable to employee and vested employer contributions, subject to certain restrictions, as defined. Participants are entitled to withdraw funds upon attaining age 59 1/2 or for financial hardship before that age. Participants may qualify for financial hardship withdrawals if they have an immediate and substantial financial need, as defined by the Plan document. Participants are limited to one withdrawal in any calendar year.

Northfield Bank Employee Savings Plan
Notes to Financial Statements
December 31, 2025 and 2024

Transfers into Plan
Participants of the Northfield Bank Employee Stock Ownership Plan, who have reached 55 years of age with ten years of participation in the Plan, are eligible to transfer all or a portion of their investment in Northfield Bancorp, Inc. common stock to any of the funds offered by the Plan. Participants transferred approximately $19,000 into the Plan from the Employee Stock Ownership Plan during the year ended December 31, 2025.

2.        Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, using the accrual method of accounting.

Payment of Benefits
Amounts paid to participants are recorded upon distribution.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition
Investments are reported at fair value, except for fully benefit-responsive investment contracts which are reported at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions made under each contract, plus earnings, less participant withdrawals, and administrative expenses. See Note 3 and Note 4 for discussion of fair value and contract value measurements, respectively.

As of December 31, 2025 and 2024, the Plan's investments were in mutual funds, common collective trust funds, a pooled separate account (“PSA”), a guaranteed annuity contract, a self-directed brokerage account, and the common stock of Northfield Bancorp, Inc.

Mutual funds are valued on the last business day of the year based on published market values in active markets.

Common collective trust funds values are determined by the respective fund manager using net asset value (“NAV”) as a practical expedient. The NAV is based on the fair value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.

The PSA is measured using quoted prices in markets that are not active, and valued by the NAV as a practical expedient of the pooled separate accounts, based on the fair value of the underlying holdings.

The self-directed brokerage account allows participants to establish a brokerage account and select various investments which approximate fair value.

Northfield Bancorp, Inc. common stock is valued at the closing price on the last business day of the year reported on the active market on which the individual securities are traded (NASDAQ).

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date.

Investment income (loss), unrealized appreciation (depreciation), and realized gains (losses) for each participant directed investment fund are allocated to each participant in the same ratio that the participant’s account balance in the fund bears to the total account balances for all participants in that fund.

Northfield Bank Employee Savings Plan
Notes to Financial Statements
December 31, 2025 and 2024

Notes Receivable from Participants
Notes receivable are valued at their unpaid principal balance plus any accrued but unpaid interest. Upon default, these receivables are deemed to be a distribution to the participant. No allowance for losses has been recognized at December 31, 2025 and 2024.
Risks and Uncertainties
The Plan has various investments, directed by participants, including mutual funds, a pooled separate account, a guaranteed annuity contract, a self-directed brokerage account and direct holdings in common stock of Northfield Bancorp, Inc. These investments are subject to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

The market price of Northfield Bancorp, Inc. common stock is dependent on a number of factors, including the financial condition and profitability of Northfield Bancorp, Inc. and Northfield Bank. In addition, the market price of Northfield Bancorp, Inc. common stock may be affected by general market conditions, market interest rates, the market for financial institutions, merger and takeover transactions, the presence of professional and other investors who purchase common stock on speculation, as well as other unforeseeable events not necessarily within the control of the board of directors of Northfield Bancorp, Inc. and the Bank.

3.    Fair Value Measurements

In accordance with accounting principles generally accepted in the United States of America, each of the Plan’s fair value measurements are categorized in one of the following three levels based on the lowest level input that is significant to the fair value measurement in its entirety:

• Level 1—Quoted prices in active markets for identical assets or liabilities.

• Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

• Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The following table represents the Plan’s fair value hierarchy for its investments measured at fair value on a recurring basis as of December 31, 2025 and 2024:

Northfield Bank Employee Savings Plan
Notes to Financial Statements
December 31, 2025 and 2024

	Total	(Level 1)	(Level 2)	(Level 3)
	(in thousands)
December 31, 2025
Mutual funds	$36,522	$36,522	$—	$—
Common Stock of Northfield Bancorp, Inc.	3,223	3,223	—	—
Self-Directed Brokerage Account	1,803	1,803	—	—
Total investments in the fair value hierarchy	41,548	41,548
Investments measured at Net Asset Value*
Common collective trust funds	1,313
Total investments at fair value	$42,861
December 31, 2024
Mutual funds	$29,405	$29,405	$—	$—
Common Stock of Northfield Bancorp, Inc.	3,520	3,520	—	—
Self-Directed Brokerage Account	1,576	1,576	—	—
Total investments in the fair value hierarchy	34,501	34,501	—	—
Investments measured at Net Asset Value*
Pooled Separate Account	1,391
Total investments at fair value	$35,892

* In accordance with Subtopic 820-10, certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

The investment in the common collective trust funds and PSA is valued at fair value using NAV as a practical expedient. The use of NAV is deemed appropriate for the common collective trust funds and PSA as it does not have a finite life, unfunded commitments relating to the types of investment, or significant restrictions on redemptions. The practical expedient is used for valuation, unless it is probable that the Plan will sell a portion of the investment at an amount different from the net asset valuation.

4.        Guaranteed Annuity Contract with Principal Life Insurance Company

The Plan invests in the Principal Fixed Income Guarantee Option (the “Contract”), a benefit-responsive group annuity contract issued by the Principal Life Insurance Company. The Contract is not a portfolio of contracts with yields based on changes in the fair value of underlying assets, but is rather a single group annuity contract with a fixed rate of interest. As a result, the average yield earned by the Plan is the yield earned, or the interest credited, on the group annuity contract. The underlying assets consist primarily of treasuries, commercial real estate mortgages, mortgage-backed securities and short-term cash equivalents.

The average market yield earned by the Contract, which is also the actual interest credited to participants in the Contract, for the year ended December 31, 2025 ranged from 2.55% to 2.85%. The interest crediting rate is determined on a semiannual basis and is calculated based upon many factors, including current economic and market conditions, the general interest rate environment, and purchases and redemptions by unit holders.

Certain events might limit the ability of the Plan to transact at contract value with the contract issuer. Examples of such events include the following:
•The Plan’s failure to qualify under Section 401(a) of the Internal Revenue Code (“IRC”) or the failure of the trust to be tax-exempt under Section 501(a) of the IRC
•Premature termination of the contract
•Plan termination or merger
•Changes to the Plan’s prohibition on competing investment options

Northfield Bank Employee Savings Plan
Notes to Financial Statements
December 31, 2025 and 2024

•Bankruptcy of the Bank or other events (for example, divestitures or spinoffs of a subsidiary) that significantly affect the Plan’s normal operations.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. Although the existence of certain conditions or transactions outside the normal operations of the Contract could limit the Plan's ability to transact at contract value, management has determined that as of December 31, 2025 these conditions or transactions are not considered probable.

5.        Tax Status

The Plan adopted a volume submitter plan which obtained its latest opinion letter on June 30, 2020, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. Although the Plan has been amended since receiving the opinion letter, the Plan administrator believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified, and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by federal and state tax authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2025 and 2024, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions, however, there are currently no audits for any tax periods in progress.

6.    Party-in-Interest Transactions

At December 31, 2025, the Plan has investments in the common stock of Northfield Bancorp, Inc. Northfield Bancorp, Inc. is the holding company for Northfield Bank, the Plan Sponsor. The Plan also has a pooled separate account, and a guaranteed annuity contract managed by members of the Principal Financial Group or its affiliates. Principal Trust Company is also the custodian of the Plan and therefore these transactions qualify as party-in-interest transactions. Contract administrator fees that were paid from Plan assets were approximately $75,000 for the year ended December 31, 2025.

At December 31, 2025, the Plan held 281,962 shares of Northfield Bancorp, Inc. common stock with a fair value of approximately $3,223,000. At December 31, 2024, the Plan held 302,947 shares of Northfield Bancorp, Inc. common stock with a fair value of approximately $3,520,000.

In addition, certain Plan participants borrow from the Plan. As of December 31, 2025 and 2024, the outstanding loans of the Plan participants were approximately $830,000 and $626,000, respectively. Plan participants are a party-in-interest to the Plan and these loans were exempt party-in-interest transactions pursuant to Section 408(e) of ERISA.

Participants of the Northfield Bank Employee Stock Ownership Plan, if eligible, may elect to transfer all or a portion of their account balance to the Plan, as discussed in Note 1 under Transfers into Plan. These transfers are exempt party-in-interest transactions.

7.    Subsequent Events

The Plan has evaluated subsequent events through June 25, 2026, the issuance date of this report, and there have been no events that have occurred that would require adjustments to our disclosures in the financial statements except for the matter described in the following paragraph.

Northfield Bank Employee Savings Plan
Notes to Financial Statements
December 31, 2025 and 2024

As noted in Note 1, Northfield Bancorp, Inc., the parent company of the Bank, entered into a Merger Agreement with Columbia Financial, Holding Company, and MHC, whereby the Bank will merge with and into Columbia Financial, with Columbia Financial as the surviving bank. Pursuant to the Merger Agreement, the Board of Directors of the Bank adopted a resolution on May 27, 2026 to terminate the Plan. Regulatory approval for the Merger was received in May 2026, and the companies expect the Merger to be completed in July 2026, pending customary closing conditions. Effective on the date that is one day immediately prior to the effective date of the Merger (the “Plan Termination Date”), the Plan shall terminate and no new Participants shall be admitted to the Plan, and no additional contributions will be allowed following the Plan Termination Date. As of such Plan Termination Date, all accounts of affected Participants will be considered fully vested and non-forfeitable. Upon termination of the Plan, the Plan Administrator shall direct the distribution of Plan assets to Participants in accordance with the terms and provisions of the Plan.

Effective January 1, 2026, the auto escalation feature that is currently written into the Plan had an increase to the maximum rate of 12%. Each year, the Plan is set to automatically increase contributions by 1%, unless otherwise designated by participants, up to a maximum of 12%.

Northfield Bank Employee Savings Plan
Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)
ID# 13-5578494; Plan# 002
December 31, 2025
(dollars in thousands)

			(c) Description of
			Investment Including
			Maturity Date, Rate
		(b) Identity of Issuer, Borrower	of Interest, Collateral,			(e) Current
*(a)		Lessor or Similar Party	Par, or Maturity Value		(d) Cost **	Value

		Mutual funds
		Fidelity US Bond Index	19,257	shares	**	$203
		Lord Abbett Bond-Debenture Fund Inc	20,480	shares	**	149
		Calvert US Large Cap Core Responsible Index Fund	8,814	shares	**	493
		Fidelity 500 Index Fund	12,697	shares	**	3,018
		Fidelity Mid Cap Index Fund	16,628	shares	**	614
		Fidelity Small Cap Index Fund	17,700	shares	**	548
		Fidelity Emerging Markets Index Fund	18,821	shares	**	258
		Fidelity International Index Fund	6,747	shares	**	410
		JPMorgan Large Cap Growth Fund	21,184	shares	**	1,831
		Nuveen Lifecycle Index 2015 Fund	27,399	shares	**	487
		Nuveen Lifecycle Index Retirement Income Fund	15,898	shares	**	277
		TIAA-CREF Lifecycle Index 2020 Institutional Fund	37,978	shares	**	758
		TIAA-CREF Lifecycle Index 2025 Institutional Fund	150,896	shares	**	3,475
		TIAA-CREF Lifecycle Index 2030 Institutional Fund	194,475	shares	**	5,216
		TIAA-CREF Lifecycle Index 2035 Institutional Fund	119,071	shares	**	3,596
		TIAA-CREF Lifecycle Index 2040 Institutional Fund	153,821	shares	**	5,155
		TIAA-CREF Lifecycle Index 2045 Institutional Fund	74,510	shares	**	2,676
		TIAA-CREF Lifecycle Index 2050 Institutional Fund	58,801	shares	**	2,167
		TIAA-CREF Lifecycle Index 2055 Institutional Fund	60,984	shares	**	1,828
		TIAA-CREF Lifecycle Index 2060 Institutional Fund	75,633	shares	**	1,766
		TIAA-CREF Lifecycle Index 2065 Institutional Fund	30,873	shares	**	518
		Vanguard Federal Money Market	1,079,435	shares	**	1,079
		Total mutual funds				36,522

		Common Collective Trust Funds
		Pioneer Bond Fund Trust	15,898	units	**	197
		International Growth Fund II	22,640	units	**	369
		Wilmington Trust Collective Investment Trust Large Cap	28,717	units	**	747
						1,313
		Guaranteed Annuity Contract
	*	Principal Life Insurance Company	Fixed Income Guaranteed Option		**	577

	*	Northfield Bancorp, Inc. Common Stock	281,962	shares	**	3,223

	*	Principal Self-Directed Brokerage Account	Brokerage accounts		**	1,803
						$43,438

	*	Notes receivable from participants	Interest ranging from 3.25% to 8.50% maturing through 2035.			$830
		* Party-in-interest
		** Cost omitted for participant directed investments

See Report of Independent Registered Public Accounting Firm

Northfield Bank Employee Savings Plan
Index to Exhibits

Exhibit Number	Description	Page Number in Sequentially Numbered Form 11-K
23.1	Consent of Independent Registered Public Accounting Firm	14

SIGNATURE

    The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

NORTHFIELD BANK EMPLOYEE SAVINGS PLAN
DATE: June 25, 2026	By:	/s/ William R. Jacobs
William R. Jacobs
Chief Financial Officer
(Principal Financial and Accounting Officer)